FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of May 2004

Commission File Number 333-7182-01


                                   CEZ, a. s.

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                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

         --------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F. X      Form 40-F
                                     ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ---------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes           No X
                               ---          ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

Report No. 1:

Consolidated Financial Statements in accordance with IFRS as of March 31, 2004 - see Exhibit EX-99.

Report No. 2:

CEZ dividend Proposal: CZK 8


At yesterday's meeting, the Board of Directors of the energy utility CEZ decided on a proposal related to the dividend accumulated from last year's profit, which proposal will be submitted to the General Meeting of the shareholders on June 17, 2004. The Board of Directors shall propose a gross dividend in the amount of CZK 8 per share (nominal value of CZK 100).

The proposed dividend represents an increase of 78 percent compared to dividends paid last year, the price of which was CZK 4.5 per share. The amount allocated to dividends is CZK 4.7 billion.

The year-to-year significant increase of the proposed dividend reflects the extraordinary economic results of CEZ in 2003 due to non-recurring income from the sale of 66% of CEPS (operator of transmission network). CEZ energy utility in 2003 reached an after tax profit of CZK 13.9 billion, and thus its year-to-year profit more than doubled.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CEZ, a. s.

                                ------------------------
                                       (Registrant)

Date:  May 25, 2004


                                By: /s/ Libuse Latalova
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                                      Libuse Latalova
                               Head of Finance Administration